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                          [Lloyds Bank Plc Letterhead]




United News & Media plc
Ludgate House
245 Blackfriars House
London
SE 1 9UY

For the Attention of Charles Stern, Esq. Finance Director
---------------------------------------------------------

                                                                 29th April 1999

Dear Sirs,

                         USD 800 MILLION BRIDGE FACILITY

Following are conversations over the last two days, we are pleased to set out the terms of our offer to provide to you a fully underwritten short-term bridge of up to USD800 Million.

BORROWER:         United News & Media plc (UNM) or a nominated subsidiary
                  borrower under the guarantee of UNM.

AMOUNT:           USD800m.

PURPOSE: To be used solely towards financing the acquisition of Community Inc.

FINAL MATURITY:   The facility is to be repaid not later than the earlier of
                  31st August 1999 or three months from the date of the first drawdown.

AVAILABILITY:     By way of a cash advance, within 40 days of signing of the documentation.

INTEREST RATE:    0.50% p.a. over LIBOR plus Mandatory and FSA costs, payable in arrears at the end of each interest period.

INTEREST PERIODS: 1 or 3 months, subject to the interest periods being of 1 week duration if the facility has not been successfully syndicated prior to drawing. Once syndication is complete, the interest period options revert to 1 or 3 months.

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                                      -2-


PREPAYMENTS:      Prepayment will be made at the earliest opportunity as
                  expressed in your undertaking given to us in the form attached
                  (Athe Undertaking@).

FEES:             (a)   UNDERWRITING FEE: USD800,000  flat  for  Lloyds  Bank
                        payable on signing of this offer letter.

                  (b) PARTICIPATION FEE: 0.10% flat on the amount of allocated participations of other banks joining this facility. Lloyds Bank will take its participation fee on its allocated participation out of the underwriting fee referred to in (a) above.

EXPENSES:        All legal and other out of pocket expenses incurred by us in the preparation, negotiation, syndication and execution of the facility will be for the Borrower=s account.

MARKET FLEX:     Our willingness to underwrite the full amount of this facility is on the understanding that we will be commencing the syndication at the earliest opportunity with the objective to place : of the facility to other UK banks (for these purposes defined as lending companies resident in the UK) before drawing. In the event the terms indicated are insufficient to achieve this aim, you will agree, after discussions, to increase the amount of the participation fee and/or margins to a level that will achieve the syndication objective.

                 In the event such flexing of the terms causes the participation fee to exceed the 0.10% indicated, Lloyds Bank will receive also a participation fee representing such incremental amount (i.e. the fee payable less 0.10% flat).

DOCUMENTATION:   This commitment is subject to the signing of a loan agreement based, in essence, on existing UNM syndicated loan agreements but also to include additional clauses and provisions to cover the terms unique to this bridge facility and representations and warranties regarding the acquisition.

SPECIAL          (i)  SYNDICATION:  UNM will provide active assistance in the
CONDITIONS:           syndication process through:

                      (a) Participating in the approach to the banks to be invited and using its best influence to obtain participation in this facility.

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                                      -3-

                        (b) Provision of sufficient information to allow the invited banks to seek credit approval. We will require UNM to make bank presentations in order to provide the necessary background regarding the acquisition, the tax issues occasioning the need for the bridge facility and pro forma financial information.

                  (i) BORROWING RESTRICTIONS: UNM will ensure that borrowings under the ,1bn RCF do not exceed ,500m while this facility is outstanding. Borrowings may only exceed this level by the amount that cancellations/prepayments are made under this facility.

                        (i) THE UNDERTAKING: A condition of our commitment expressed herein is the receipt of the duly executed Undertaking.

                        (iv) NOTIFICATION LETTER: Your acceptance of this offer will signify your agreement to our sending the Notification Letter in the form attached to the Agent of the existing ,1bn RCF and for a copy of the Notification Letter to be sent to each of the banks participating in that facility.

We are delighted to have the opportunity to assist UNM and trust that the terms of this offer are acceptable to you. This offer is valid for your acceptance until 5:00 pm on Thursday 29th April, 1999. To accept this offer please sign and return to us the enclosed copy of this letter.

Yours faithfully,


/s/ David K. Buke                                    /s/ Christopher R. Shawyer
David K. Burke                                       Christopher R. Shawyer
Senior Corporate Manager                             Managing Director
C&IB                                                          Capital Markets

Accepted for and on behalf of United News & Media plc


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                                      -4-



/s/ C.R. STERN
-----------------------------------

Dated         25/4/99
      -----------------------------





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                              [NOTIFICATION LETTER]




To

Lloyds Bank Plc in its capacity as Agent under the L1 billion Agreement dated 12th May 1997 in favour of United News & Media Plc

Dear Sirs

RE: UNITED NEWS & MEDIA PLC ("UNM") L1 BILLION CREDIT AGREEMENT DATED 12TH MAY 1997 (THE "AGREEMENT")

We refer to the above and write as a matter of courtesy to advise you that Lloyds Bank Plc is providing certain short term financing to UNM in connection with the acquisition detailed in the attached press release. In consideration of Lloyds Bank Plc providing this financing, UNM have agreed that they will not make drawings under the Agreement which will result in the outstanding thereunder exceeding ,500,000,000 for a period until 31st August 1999 or such earlier date as other financing has been arranged, other to the extent that:

(i) the amount outstanding under the short term financing is reduced by repayment or cancellation and then by the amount of such repayment or cancellation, or

(ii) such drawings are to repay the short term financing referred to above.

Please forward a copy of this letter to the banks participating in the above facility.

Yours sincerely



David Burke
Senior Manager
Corporate Banking
Lloyds Bank Plc


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                                  [UNDERTAKING]


Lloyds Bank Plc
St. George=s House
6-8 Eastcheap
London EEC3M 1AE

                                                                 29th April 1999

Dear Sirs,

                       THE NEW FACILITY OF US$800,000,000
                 TO UNITED FINANCE LIMITED (THE "NEW FACILITY")

You are currently making available to us the New Facility in connection with our acquisition of Community Inc. You are prepared to lend to us the New Facility until 31st August 1999 at the latest.

Over the next three months we intend to investigate different ways of raising the US$800,000,000 to repay the loans under the New Facility. As you are aware we already have over L500,000,000 of head room under a facility dated 12th May 1997 (the "Existing Facility") for which Lloyds Bank Capital Markets is Facility Agent.

We will ensure that borrowings under the Existing Facility do not exceed ,500m while the New Facility is outstanding. Borrowings under the Existing Facility may only exceed this level by the amount that cancellations/prepayments are made under the New Facility.

In the event we are unable to repay in full all sums due and owing under the New Facility before the end of the terms of the New Facility we undertake that we will draw down a sufficient amount under the Existing Facility to repay in full all amounts due and owing under the New Facility.

This letter is governed by English law.

Yours faithfully,



For and on behalf of
United News & Media plc